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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US STERLING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 VETERANS MEMORIAL HIGHWAY
(No. and Street)

HAUPPAUGE (City) NEW YORK (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOESEPH DEPIETTO, CPA 516-326-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH P. DEPIETTO, CPA P.C., DEPIETTO BLUM & COMPANY
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVE. LAKE SUCCESS, NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT A. ORR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US STERLING SECURITIES, INC., as of DECEMBER 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA BIANCHINO
Notary Public, State of New York
No 01BI6137943
Qualified in Suffolk County
Term Expires December 5 2009

Signature

PRESIDENT/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US STERLING SECURITIES, INC.

Financial Statements

December 31, 2006

US STERLING SECURITIES, INC.

Table of Contents

December 31, 2006

See accompanying Independent Auditors' Report.

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
(516) 326-9200 - office, (516) 326-1100 - fax

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
US Sterling Securities, Inc.
700 Veterans Memorial Highway
Hauppauge, NY 11788

We have audited the accompanying statement of financial condition of US Sterling Securities, Inc. as of December 31, 2006 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Sterling Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph P. DePietto, CPA's, PC
February 20, 2007

See accompanying Independent Auditors' Report.

US STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Current Assets		
Cash	$ 12,058	
Clearing deposit	18,563	
Prepaid corporate taxes	53	
Total Current Assets		30,674
TOTAL ASSETS		**$ 30,674**

LIABILITIES AND EQUITY

Current Liabilities		
Due to clearing	$ 2,043	
Total Current Liabilities		2,043
Equity (Deficit)		
Common stock	10	
Additional paid in capital	75,114	
Retained earnings	(46,493)	
Total Equity (Deficit)		28,631
TOTAL LIABILITIES AND EQUITY		**$ 30,674**

See Accountants' Audit Report and Notes to Financial Statements.

US STERLING SECURITIES, INC.

STATEMENT OF INCOME

For the Period Ended December 31, 2006

Revenues:		
Commissions		$ 5,914
Interest income		1,184
Other income		192
Total Revenues		7,290
Expenses:		
Bank charges	$ 2	
Consulting expense	5,000	
Clearing fees	13,386	
License & fees	9	
NYS taxes	9	
Total expenses		18,404
Net Income		**$ (11,114)**

See Accountants' Audit Report and Notes to Financial Statements.

US STERLING SECURITIES, INC.

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2006

	Equity
Balances - Beginning of year	$ (35,379)
Net Income	(11,114)
Balances - at December 31, 2006	**$ (46,493)**

See Accountants' Audit Report and Notes to Financial Statements.

US STERLING SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2006

Cash Flows from Operating Activities:	
Net Income	$ (11,114)
Adjustments to reconcile net income to net cash flows from operating activities:	
Decrease in due from clearing broker	6,436
Decrease in accrued corporate taxes	(155)
Decrease in due to clearing broker	(150)
Net Cash Provided by Operating Activities	(4,983)
Cash Flows from Financing Activities:	
Net Cash Provided by Financing Activities	-
Net Decrease in Cash	(4,983)
Cash - Beginning of year	17,041
Cash - End of Period	**$ 12,058**

See Accountants' Audit Report and Notes to Financial Statements.

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

NOTE 1: Nature of Business

Organization

US Sterling Securities, Inc. (The "Company") was formed in the state of New York as a corporation. The company is a registered member in the National Association of Securities Dealers (NASD) as a broker/dealer and commenced operations in March 10, 1992. All of the Company's trades are cleared through its agent, First Southwest Company.

NOTE 2: Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) Income Taxes

As of the date of audit there was a prepaid corporate tax balance of $ 53. The was no provision for corporate taxes accrued as of December 31, 2006. For financial statement purposes the prepaid corporate tax is shown as a current asset on the balance sheet. However, this prepaid corporate tax is being shown as net against accrued payables on the December 31, 2006 Focus Report.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

NOTE 2: Summary of Significant Accounting Policies (cont.)

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2006, the Company had a net capital of $28,631 which was $23,631 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.07 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 6: Sarbanes-Oxley Disclosure

Pursuant to section 201 and 202 of the Sarbanes-Oxley Act, the independent accountant has not received any fee or remuneration at anytime for the audit related services, tax services or any other incidental services during the audit period ended December 31, 2006.

The firm's policies and procedures do not allow for the independent auditor to engage in any activity or service related activity outside of the independent audit.

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

NOTE 7: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states that all customer transactions cleared through another broker-dealer be on a fully disclosed basis. The clearing firm being used is First Southwest Company.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

US STERLING SECURITIES, INC.

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2006

NET CAPITAL

Equity	$ 28,631
Deductions and/or charges Non-allowable assets:	
Total non-allowable assets	-
Tentative Net Capital	28,631
Haircuts	0
Net Capital (15c3-1)	$ 28,631

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Due to clearing	$ 2,043
Total indebtedness	2,043

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 23,631
Ratio: Aggregate indebtedness to net capital	.07 to 1

DIFFERENCES TO NET CAPITAL COMPUTATION OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a):

	Original Filing X-17A-5	**Per. Cert. Financial Report**	**Differences in Filing vs Financial**
Total Net Assets	$ 28,630	$ 30,674	$ (2,044)
Total Liabilities	-	2,043	(2,043)
Ownership Equity	28,631	28,631	-
Total Liabilities & Equity	**$ 28,631**	**$ 30,674**	**$ (2,043)**

See Accountants' Audit Report and Notes to Financial Statements.

Joseph P. DePietto, CPA's, PC
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042
(516) 326-9200 - office, (516) 326-1100 - fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
US Sterling Securities, Inc.
700 Veterans Memorial Highway
Hauppauge, NY 11788

In planning and performing our audit of the financial statements of US Sterling Securities, Inc. for the period December 31, 2006 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by US Sterling Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See accompanying Independent Auditors' Report.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and not corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of US Sterling Securities, Inc. for the year ended December 31, 2006 and this report does not affect our report thereon dated February 20, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.



Joseph P. DePietto, CPA's, PC
Lake Success, New York
February 20, 2007

END

See accompanying Independent Auditors' Report.